Filed by ESGEN Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

Sunergy Reports First Half 2023 Results

Record First Half Highlighted by Net Revenue Increase to $48.8 Million and

Gross Profit Increase to $9.6 Million

DALLAS, TX & NEW PORT RICHEY, FL – September 21, 2023 – Sunergy Renewables, LLC (“Sunergy” or the “Company”), a leading Florida-based provider of residential solar and energy efficiency solutions, today reported financial results for the 2023 fiscal first half ended June 30, 2023.

First Half 2023 Operational Highlights

•	Net revenue increased 80% to $48.8 million for the 2023 fiscal first half

•	Gross profit increased to $9.6 million for the 2023 fiscal first half

•	Adjusted EBITDA increased to $4.5 million for the 2023 fiscal first half

•	Solar system installations increased by 65% compared to the 2022 fiscal first half

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Submitted S-4 Filing to the SEC for review. This filing is in regard to the business combination agreement Sunergy entered into with ESGEN Acquisition Corp. (“ESGEN”) (Nasdaq: ESACU, ESAC, ESACW) on April 19, 2023. Additional details can be found in the original announcement, linked here.

Management Commentary

“Our business has seen significant growth so far in 2023,” said Sunergy CEO Tim Bridgewater. “Driven by strength in emerging markets for Sunergy, solar system installations grew 65% in the first half, resulting in record net revenue and gross profit. Our rapid sales-to-install cycle and commitment to profitability have helped our sales team continue outpacing the industry in installs and revenue per sales pitch, insulating Sunergy from broader U.S. residential solar industry headwinds.

“This week’s S-4 filing represents a significant step towards the completion of our business combination. We’re encouraged that residential solar is still in its early innings and confident that we can execute our growth strategy as we look to capture the robust market opportunity in front of us. We believe that we’re poised to enter the public markets at a time when Sunergy’s commitment to straightforward growth and sustainable profitability will be well-received, and look forward to displaying our progress over the coming quarters.”

First Half 2023 Financial Results

Results compare the 2023 fiscal first half ended June 30, 2023 to the 2022 fiscal first half ended June 30, 2022 unless otherwise indicated.

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Net revenue totaled $48.8 million, an 80% increase from $27.2 million in the comparable year-ago period. This increase was primarily due to increases in sales dealers and partners that led to an increase in number of solar system installations in the period.

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Gross profit increased to $9.6 million (19.6% of net revenue) from $3.9 million (14.3% of net revenue) for the comparable year-ago period. The increase in gross profit was primarily due to the increase in net revenue, while the increase in gross margin was primarily due to improved integration of the combined business a year after the Company’s merger with Sun First Energy, LLC.

•	Net income increased to $2.4 million (4.9% of net revenue) from a net loss of approximately $43,000 (-0.2% of net revenue) in the comparable year-ago period.

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Adjusted EBITDA, a non-GAAP measurement of operating performance reconciled below, increased to $4.5 million (9.3% of net revenue) from approximately $717,000 (2.6% of net revenue) in the comparable year-ago period.

•	As of June 30, 2023, cash and cash equivalents totaled $3.4 million, compared to $2.3 million at December 31, 2022.

The closing of the proposed Business Combination is expected to take place in the first quarter of 2024, subject to stockholder approval. For more information, please visit the ESGEN investor relations website at esgen-spac.com.

About Sunergy

Sunergy is a vertically integrated provider of residential solar energy systems and energy efficiency solutions currently serving customers in Florida, Texas and Arkansas that is focused on markets it believes have high demand and limited competitive saturation. With its differentiated sales approach and vertically integrated offerings, Sunergy serves customers who desire to reduce high energy bills and contribute to a more sustainable future.

About ESGEN Acquisition Corp.

ESGEN (Nasdaq: ESACU, ESAC, ESACW) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. ESGEN is led by Chief Executive Officer, Andrejka Bernatova and Chief Financial Officer, Nader Daylami, and is affiliated with Energy Spectrum Capital, a Dallas-based private equity firm with long-standing experience building companies across the energy infrastructure landscape over multiple decades.

Non-GAAP Financial Measures

Adjusted EBITDA

Sunergy defines Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to exclude stock-based compensation and merger and acquisition expenses (“M&A expenses”). Sunergy utilizes Adjusted EBITDA as an internal performance measure in the management of the Company’s operations because the Company believes the exclusion of these non-cash and non-recurring charges allows for a more relevant comparison of Sunergy’s results of operations to other companies in the industry. Adjusted EBITDA should not be viewed as a substitute for net loss calculated in accordance with GAAP, and other companies may define Adjusted EBITDA differently.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three months ended June 30,		Six months ended June 30,		Year Ended December 31,
	2023	2022	2023	2022	2022	2021
Net income (loss)	797,249	590,797	2,400,187	(42,947)	8,665,770	$7,091,049
Adjustment:
Other income, net	31,168	11,512	41,712	(52,501)	(20,004)	(28,399)
Depreciation and amortization	489,566	413,066	922,165	812,109	1,706,243	379,823
Income tax expense	—	—	—	—	—	—
M&A Expenses	1,161,764	—	1,161,764	—	—	—

Adjusted EBITDA	2,479,747	1,015,375	4,525,828	716,661	10,352,009	7,442,473

Adjusted EBITDA Margin

Sunergy defines Adjusted EBITDA margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of Adjusted EBITDA to revenue, net. Adjusted EBITDA margin measures net income (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to M&A expenses and is expressed as a percentage of revenue. In the table above, Adjusted EBITDA is reconciled to the most comparable GAAP measure, net income (loss). Sunergy utilizes Adjusted EBITDA margin as an internal performance measure in the management of the Company’s operations because the Company believes the exclusion of these non-cash and non-recurring charges allows for a more relevant comparison of the Company’s results of operations to other companies in Sunergy’s industry.

The following table sets forth Sunergy’s calculations of Adjusted EBITDA margin for the periods presented:

	Three months ended June 30,		Six months ended June 30,		Year Ended December 31,
	2023	2022	2023	2022	2022	2021
Numerator: Adjusted EBITDA	2,479,747	1,015,375	4,525,828	716,661	10,352,009	7,442,473
Denominator: Revenue, net	30,079,365	18,944,306	48,810,854	27,195,945	88,963,855	24,589,664
Ratio of Adjusted EBITDA to revenue, net	8.2%	5.4%	9.3%	2.6%	11.6%	30.3%

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to timely effectuate the proposed business combination discussed in this news release; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public shareholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by ESGEN with the SEC on September 18, 2023 (File No. 333-274551) (as may be amended from time to time, the “Registration Statement”) and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this news release represent the views of ESGEN and Sunergy as of the date of this news release. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward- looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this news release.

No Offer or Solicitation

This news release relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN filed the Registration Statement initially on September 18, 2023, that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s shareholders to be held to approve the proposed business combination (and related matters). This news release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN shareholders in connection with the proposed business combination. ESGEN shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN shareholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Sunergy Contacts

For Investors:

Cody Slach and Tom Colton

Gateway Group

sunergy@gateway-grp.com

For Media:

Zach Kadletz and Anna Rutter

Gateway Group

sunergy@gateway-grp.com

ESGEN Acquisition Corp. Contacts

For Media & Investors:

Nader Daylami

nader@esgen-spac.com